

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237


DNV
MGMT. SYS.
RvA C024
DNV Certification B.V., The Netherlands


05005926

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

RECEIVED
2005 FEB 18 A 8:15

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule 12g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,


AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Enclosure

Factory : 406-7 Sukhumvit Road, Bangpoomai, Samuthprakarn 10280 Tel. (66) 0-2323-9096 Facsimile : (66) 0-2323-9577

(File No. 82-2842)
Annex A to Letter to the SEC
dated February 15, 2005 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _____, 200 and 200 Date: as of ________, 200 and - . Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __, 200__ and 200__ Date: as of __________ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended December 31,2004 and Review Report of Certified Public Accountant Date: as of February 15, 2005 . Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on __________ __, 200 __ Date: __________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ______________ Shares of Common Stock of the Company Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ______________ Shareholders Meeting Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other:	
Title: Date: __________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED

Interim Financial Statements

For the periods ended December 31, 2004

and

Review Report of Certified Public Accountant


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท โฮร์เวิร์ธ (ประเทศไทย) จำกัด
HORWATH (THAILAND) LIMITED
Certified Public Accountants
Member Horwath International

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at December 31, 2004, the statements of income, changes in shareholders' equity and cash flows for the three-month and six-month periods ended December 31, 2004. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The statements of income, changes in shareholders' equity and cash flows for the three-month and six-month periods ended December 31, 2003 of Asia Fiber Public Company Limited, which are presented for comparative purpose, were reviewed by other auditor whose report dated February 6, 2004, stated that nothing had come to his attention that caused him to believe that such financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2004 were audited by other auditor whose report dated August 24, 2004, expressed an unqualified opinion on those statements. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2004, which has been presented herein for comparative purpose, is a component of those financial statements.



(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229


ASIA FIBER PUBLIC COMPANY LIMITED



Horwath (Thailand) Limited
Bangkok
February 7, 2005

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT DECEMBER 31, 2004 AND JUNE 30, 2004

A S S E T S

	Notes	December 31, 2004 "Unaudited" "Reviewed"	June 30, 2004 "Audited"
		In Thousand Baht	
CURRENT ASSETS			
Cash and cash equivalents		38,519	49,867
Short-term investment in fixed deposit		-	1,654
Trade account receivables - net			
- Related companies	3	100,418	102,008
- Other companies	4	98,552	158,525
Inventories - net		443,817	275,578
Inventories in transit		97,311	46,944
Other current assets		14,582	12,934
Total Current Assets		793,199	647,510
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment - net	7, 8, 9	512,578	537,522
Other non-current assets		512	512
Total Non-Current Assets		513,590	538,534
TOTAL ASSETS		1,306,789	1,186,044

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT DECEMBER 31, 2004 AND JUNE 30, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Thousand Baht December 31, 2004 "Unaudited" "Reviewed"	June 30, 2004 "Audited"
CURRENT LIABILITIES			
Short-term loans from financial institutions	7, 8	119,439	55,000
Trade account payables		85,047	47,524
Current portion of long-term loan	7, 9	-	8,571
Income tax payable		10,252	-
Other current liabilities		26,973	30,587
Total Current Liabilities		241,711	141,682
NON-CURRENT LIABILITY			
Long-term loan - net of current portion	7, 9	-	10,000
Total Liabilities		241,711	151,682
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share 100,000,000 shares at Baht 10 par value of Baht 1,000,000,000			
- Issued and paid-up share capital, common share 45,572,498 shares at Baht 10 per share	10	455,725	455,725
Premium on share capital		369,500	369,500
Revaluation increment in land	7	250,082	250,082
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(27,835)	(58,551)
Shareholders' Equity - Net		1,065,078	1,034,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,306,789	1,186,044

The accompanying notes are an integral part of these financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR EACH OF THE THREE-MONTH AND SIX-MONTH PERIODS
ENDED DECEMBER 31, 2004 AND 2003

"UNAUDITED"
"REVIEWED"

		In Thousand Baht			
		Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
	Note	2004	2003	2004	2003
REVENUES	3				
Net sales		381,607	310,888	707,891	593,335
Services income		1,942	1,581	2,622	3,601
Other income		5,945	7,415	12,814	12,477
Total Revenues		389,494	319,884	723,327	609,413
EXPENSES					
Cost of sales		348,107	297,232	644,662	548,195
Cost of services		1,164	1,146	1,591	2,395
Selling and administrative expenses		18,417	17,561	35,147	32,196
Total Expenses		367,688	315,939	681,400	582,786
Profit before Interest Expense and Income Tax		21,806	3,945	41,927	26,627
Interest Expense		(485)	(761)	(959)	(2,739)
Income Tax		(5,340)	-	(10,252)	-
Profit from Ordinary Activities		15,981	3,184	30,716	23,888
Extraordinary Item - Gain from debt compromising		-	20,752	-	20,752
NET PROFIT		15,981	23,936	30,716	44,640
Basic Earnings per Share (Baht)					
Profit from ordinary activities		0.35	0.07	0.67	0.52
Extraordinary item		-	0.46	-	0.46
Net profit		0.35	0.53	0.67	0.98

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED "UNAUDITED"
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY "REVIEWED"
FOR EACH OF THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003

	In Thousand Baht						
	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Net
Balance as at July 1, 2004	455,725	369,500	250,082	16,248	1,358	(58,551)	1,034,362
Net profit for the period	-	-	-	-	-	30,716	30,716
Balance as at December 31, 2004	455,725	369,500	250,082	16,248	1,358	(27,835)	1,065,078
Balance as at July 1, 2003	455,724	369,500	250,082	16,248	1,358	(130,546)	962,366
Increase in share capital	1	-	-	-	-	-	1
Net profit for the period	-	-	-	-	-	44,640	44,640
Balance as at December 31, 2003	455,725	369,500	250,082	16,248	1,358	(85,906)	1,007,007

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED "UNAUDITED"

STATEMENTS OF CASH FLOWS "REVIEWED"

FOR EACH OF THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003

	In Thousand Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit	30,716	44,640
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:		
Depreciation	26,066	27,464
Gain (loss) on disposal of fixed assets	(1,275)	362
Unrealized gain on foreign exchange	(286)	(104)
Gain from debt compromising	-	(20,752)
Decrease (increase) in operating assets:		
Trade account receivables	61,643	43,072
Inventories	(168,239)	(69,398)
Inventories in transit	(50,367)	22,735
Other current assets	(1,648)	(15,145)
Other non-current assets	-	155
Increase (decrease) in operating liabilities:		
Trade account payables	37,523	(10,625)
Income tax payable	10,252	-
Other current liabilities	(3,592)	(10,662)
Net Cash Provided by (Used in) Operating Activities	(59,207)	11,742
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in short-term investment in fixed deposit	1,654	(7)
Proceeds from disposal of fixed assets	1,275	478
Purchases of fixed assets	(1,122)	(39,696)
Net Cash Provided by (Used in) Investing Activities	1,807	(39,225)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in short-term loans from financial institutions	64,623	20,922
Repayments of long-term loans	(18,571)	(4,286)
Cash proceeds from increase in share capital	-	1
Net Cash Provided by Financing Activities	46,052	16,637
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,348)	(10,846)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	49,867	41,405
CASH AND CASH EQUIVALENTS AT END OF PERIOD	38,519	30,559
Additional Cash Flows Information:		
Cash payments during the period for:		
- Interest expense	863	9,431
- Withholding income tax deducted at sources	71	118

The accompanying notes are an integral part of these financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended June 30, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2004.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries due to the accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements has been translated from the Thai language interim financial statements, which are issued for domestic financial reporting purpose.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles. Accounting policies that have been applied to the preparation of the interim financial statements for each of the three-month and six-month periods ended December 31, 2004 and 2003 are similar to those have been applied to the financial statements for the year ended June 30, 2004.

3. TRANSACTIONS WITH RELATED COMPANIES

The Company has transactions with its related parties. A portion of the Company's assets, and revenues represent transactions occurred with its related parties. These parties are related through common shareholders and/or directorships. Those transactions with related parties as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at December 31, 2004 and June 30, 2004, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

As at December 31, 2004 and June 30, 2004, trade account receivables from related companies consisted of:

	In Thousand Baht	
	December 31, 2004	June 30, 2004
Thai Far East Co., Ltd.	107,510	107,929
T.F.E. Trading Co., Ltd.	19,324	19,395
Thai Industries Development Co., Ltd.	913	1,575
Asia Garment Co., Ltd.	24	324
Thai Sewing Industrial Co., Ltd.	-	138
Total	127,771	129,361
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	100,418	102,008

The aging analysis of the above trade account receivables from related companies as at December 31, 2004 and June 30, 2004 are as follows:

	In Thousand Baht	
	December 31, 2004	June 30, 2004
Current to 3 months	937	3,047
Over 3 months to 6 months	522	856
Over 6 months to 12 months	1,385	372
Over 12 months	124,927	125,086
Total	127,771	129,361
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	100,418	102,008

As at December 31, 2004 and June 30, 2004, the Company had long-outstanding trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 124.9 million and Baht 125.1 million, respectively (the outstanding balances from these companies as at December 31, 2004 and June 30, 2004 amounted to Baht 126.8 million and Baht 127.3 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at December 31, 2004 and June 30, 2004, the Company provided an allowance for doubtful accounts of Baht 27.4 million for these receivables. Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of receivables.

The transactions with the related companies which included in the statements of income for each of the three-month and six-month periods ended December 31, 2004 and 2003 are as follows:

		In Thousand Baht			
		Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
	Policy of Pricing	2004	2003	2004	2003
Net sales	Market Price	2,678	6,006	4,923	10,369
Interest income	Negotiated Agreement	726	727	1,452	1,453



4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables – other companies as at December 31, 2004 and June 30, 2004, are as follows:

	In Thousand Baht	
	December 31, 2004	June 30, 2004
Current to 3 months	106,831	166,951
Over 3 months to 6 months	232	-
Over 6 months to 12 months	-	1,669
Over 12 months	4,735	3,151
Total	111,798	171,771
Less allowance for doubtful accounts	(13,246)	(13,246)
Net	98,552	158,525

As at December 31, 2004 and June 30, 2004, the Company has long-outstanding (more than 12 months) trade account receivables, totalling Baht 4.7 million and Baht 3.2 million, respectively. As at December 31, 2004 and June 30, 2004, an allowance for doubtful accounts amounting to Baht 13.2 million. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at December 31, 2004						
Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-
As at June 30, 2004						
Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	December 31, 2004	June 30, 2004
Thai Caprolactum Public Company Limited	500	500


ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost of Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity". The revaluation increment in land is not available for dividend distribution.

As at December 31, 2004 and June 30, 2004, certain fixed assets with

a) The original costs totalling Baht 1,841.5 million and Baht 1,819 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 389.2 million and Baht 397.1 million, respectively, are mortgaged/pledged as collateral for bank overdraft, short-term loans and long-term loan as discussed in Notes 8 and 9.

Depreciation for each of the six-month periods ended December 31, 2004 and 2003 amounting to approximately Baht 26.1 million and Baht 27.5 million, respectively.

8. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	December 31, 2004	June 30, 2004
Trust receipts (interest rate at 3.50% p.a. to 4.71% p.a.)	74,439	-
Promissory notes (interest rate at 2.00% p.a. to 2.48% p.a. as at December 31, 2004 and 1.825% p.a. as at June 30, 2004)	45,000	55,000
Total	119,439	55,000

These loans are collateralized by a portion of the Company's land, building, machinery and equipment.

As at December 31, 2004, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by a portion of the Company's land, machinery and equipment.


ASIA FIBER PUBLIC COMPANY LIMITED

9. LONG-TERM LOAN

	Interest Rate (% p.a.)		In Thousand Baht	
	December 31, 2004	June 30, 2004	December 31, 2004	June 30, 2004
Loan from a local bank, repayable in 42 monthly installments starting from March 19, 2003	-	5.00	-	18,571
Less: Current portion of long-term loan			-	(8,571)
Net			-	10,000

As at June 30, 2004, this loan was collateralized by a portion of the Company's machinery and equipment.

However, on September 30, 2004, the Company early repaid the entire outstanding loan from such local bank totalling Baht 17.4 million (consisted of loan principal of Baht 17.1 million, related accrued interest expense of Baht 0.1 million and early prepayment penalty of Baht 0.2 million).

10. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002 and October 2003, two shareholders exercised their warrants to purchase 78 common shares and 80 common shares, respectively at the price of Baht 10 per share.



11. SEGMENTATION OF BUSINESS

For the six-month period ended December 31, 2004 (In Thousand Baht)

	Local	Export	Total
Net sales	317,263	390,628	707,891
Services income	2,622	-	2,622
Total	319,885	390,628	710,513
Cost of sales	295,615	349,047	644,662
Cost of services	1,591	-	1,591
Total	297,206	349,047	646,253
Gross profit	22,679	41,581	64,260
Other income			12,814
Selling and administrative expenses			(35,147)
Interest expense			(959)
Income tax			(10,252)
Net profit			30,716

For the Six-Month Periods ended December 31, 2003 (In Thousand Baht)

	Local	Export	Total
Net sales	307,657	285,678	593,335
Services income	3,601	-	3,601
Total	311,258	285,678	596,936
Cost of sales	274,423	273,772	548,195
Cost of services	2,395	-	2,395
Total	276,818	273,772	550,590
Gross profit	34,440	11,906	46,346
Other income			12,477
Selling and administrative expenses			(32,196)
Interest expense			(2,739)
Gain from debt compromising			20,752
Net profit			44,640

12. OTHERS

As at December 31, 2004, the Company had unused letters of credit amounting to Baht 94.4 million.

13. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the balance sheet as at June 30, 2004 and the statement of income for the three-month and six-month periods ended December 31, 2003 have been reclassified to conform with presentation of the interim financial statement for the period ended December 31, 2004.